UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                           MONEYGRAM PAYMENT SYSTEMS, INC.
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                       60891010
                                    (CUSIP Number)

                                Robert D. Myers, Esq.
                               Transamerica Corporation
                                600 Montgomery Street
                               San Francisco, CA  94111
                                    (415) 983-4000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 18, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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      1      Name of Reporting Person                  TRANSAMERICA CORPORATION

             IRS Identification No. of Above Person                  94-0932740

      2      Check the Appropriate Box if a Member of a Group          (a)

                                                                       (b) [x]

      3      SEC USE ONLY


      4      Source of Funds                                                 WC

      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                       [ ]


      6      Citizenship or Place of Organization                      Delaware


      NUMBER OF            7        Sole Voting Power                         0
      SHARES
      BENEFICIALLY
      OWNED BY EACH        8        Shared Voting Power              2,061,000*
      REPORTING                     * See Note to Item 5
      PERSON WITH
                           9        Sole Dispositive Power                    0


                           10       Shared Dispositive Power         2,061,000*
                                    * See Note to Item 5

      11      Aggregate Amount Beneficially Owned by Each
              Reporting Person                                       2,061,000*
              * See Note to Item 5

      12      Check Box if the Aggregate Amount in Row 11 Excludes
              Certain Shares                                              [ ]

      13      Percent of Class Represented by Amount in Row 11            12.4%


      14      Type of Reporting Person                                       HC














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                    Transamerica Corporation hereby amends, as set forth
          below, its Statement on Schedule 13D filed on February 10, 1997 (the "Statement") relating to the Common Stock of Moneygram Payment Systems, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

          Item 5.   Interest in Securities of the Issuer

                    The response to Item 5 is amended and restated in its entirety as follows:

                    (a), (b), (c) and (d).  As of March 24, 1997,
          Transamerica directly owned 335,000 shares of Common Stock. According to the Issuer's Amendment No. 6 to Registration Statement on Form S-1, filed on December 11, 1996, the number of shares of Common Stock outstanding as of the completion of the offering contemplated by such Registration Statement was 16,625,000. Based on such information, the 335,000 shares of Common Stock directly owned by Transamerica represent approximately 2.02% of the class. See Annex B with respect to transactions by Transamerica in Common Stock since the date of the Statement, all of which were effected through broker-dealers.

                    Transamerica may be deemed to beneficially own 2,061,000 shares, which, based on the foregoing information, represents approximately 12.4% of the class. Such number includes 1,726,000 shares (including 241,000 shares owned for the benefit of unaffiliated investment advisory clients of one of Transamerica's subsidiaries) owned by direct and indirect subsidiaries of Transamerica who are eligible to file Schedule 13G pursuant to Rule 13d-1.

                    None of Transamerica's directors or executive officers beneficially owns any shares of Common Stock.

                    Note: Management of the affairs of Transamerica's subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                    (e)  Not applicable.






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                                      Signature

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          March 25, 1997

                                        TRANSAMERICA CORPORATION



                                        By   /s/ Richard N. Latzer
                                             _____________________________
                                             Richard N. Latzer
                                             Senior Vice President and
                                             Chief Investment Officer






































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                                                                    ANNEX B


                             Transactions in Common Stock

          Transamerica has acquired 94,000 shares of Common Stock in open market transactions since the date of the Statement, at the prices and in the amounts shown below.


                                                Average Price Per Share ($)
                Date             No. of Shares    (excluding commissions)



           February 10, 1997          4,000              13.1222
           February 11, 1997         10,000              13.1242

           March 17, 1997            15,000               7.7875

           March 18, 1997            20,000               7.75

           March 19, 1997            25,000               7.50

           March 21, 1997            20,000               7.4844































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